December 16, 2004

via facsimile and U.S. mail

FAX 713-420-6603

Jeff Beason
Chief Accounting Officer
El Paso Corporation
El Paso Building
1001 Louisiana Street
Houston, TX  77002


RE:	El Paso Corporation
	2003 10-K SEC File No. 1-14365, filed 9-30-04
	8-K SEC File No. 1-14365 Filed 10-28-04, 8-23-04
	10-15-04 supplemental response


Dear Mr. Beason:


      We have reviewed your filing and have the following engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



      8-23-04 8-K

1. Our prior comment 7 noted that your year-end 2003 reserve report
projected annual U.S. production of 880 MMCFE/day for 2004. Your response included a schedule of fields with significant 2004 production shortfalls. The Gulf of Mexico region`s shortfall was 51
MMCFE/day of the total 65 MMCFE/day shortfall for your total domestic production. The four individual GOM fields listed have a total of
27.8 MMCFE/day shortfall which leaves 23.2 MMCFE/day unaccounted. This shortfall difference is larger than that for all the remaining areas - 14 MMCFE/day total for Onshore and Texas Gulf Coast. If you have omitted a property (South Timablier 212?) from your schedule, please furnish a correction. If not, please explain why there is such a large unaccounted volume.

2. We also asked that you "Address how you intend to reverse/attenuate this apparent (11%/quarter) decline." You replied,
"...in June 2004, we announced a back-to-basics plan for our production, business. This plan emphasizes strict capital discipline designed to improve capital efficiency through the use of standardized risk analysis, a heightened focus on cost control, and a rigorous process for booking proved natural gas and oil reserves. This back-to-basics approach is expected to stabilize production by improving the production mix across our operating areas and generate more predictable returns." This appears to be a verbatim rendition of the second-to-last paragraph on page 11 - UNREGULATED BUSINESSES -
- PRODUCTION SEGMENT - of your 2003 Form 10-K.

a) Supplementally, address the internal controls you have in place to provide the conservatism in your reserve estimates that are necessary for the proved classification. Discuss the procedures - e.g.
internal peer review - you have implemented to complement the structural changes disclosed on pages 195-196

b) Supplementally, explain how you intend to improve your production mix.

3. On page 13 of the same (Form 10-K) section, you state, "The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretations and judgment. As a result, estimates of different engineers often vary."
We believe this statement requires amplification in the case of proved reserves. By definition, proved reserves are much more likely of recovery than not and should be conservatively estimated. We believe that competent engineers - with comparable experience and information relating to the properties under investigation - who are apprised of this fact, will independently estimate proved reserve volumes that are similar. Supplementally, affirm to us that you and your third party engineers employ these views. Address whether your
"Improved training regarding SEC guidelines for booking proved reserves" (page 196) encompasses these concepts. If you are unable to affirm, support your position.






      10-28-04 8-K

4. We note your third quarter, 2004 U.S. production decline to 738 MMCFE/day from 801 MMCFE/day in the second quarter.
Supplementally,
discuss the principal drilling and production results that contributed to this decrease. Address your production enhancement plans for the fourth quarter.

						10-K

Restatement Methodologies, page 100

5. We note your response 3. Supplementally, with a view towards possible disclosure, submit to us your restated proved reserves for
1998 and 1999 with a summary of the "reserve over production ratio" calculations you used.

Net proved developed and undeveloped reserves, pages 187, 188

6. Supplementally, affirm to us that:

a) Your disclosed proved undeveloped reserves comply with Rule 4-10(a)(4) of Regulation S-X which provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only "where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added)." If you cannot so affirm, submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, delete such volumes from your disclosed proved reserves.

b) You have not claimed any proved reserves that are in undrilled fault blocks.

c) You have not claimed any proved reserves that are below the lowest known - penetrated and assessed - structural occurrence of hydrocarbons.

d) You have complied with the requirements Financial Accounting
Standard 69, paragraph 30 and have not used hedged pricing, "planning prices" or other substitute for year-end pricing in your proved reserve estimates or associated standardized measure.


Standardized Measure..., page 192

7. In our prior comment 6, we asked you to tell us your specific corporate investment criteria that applied at year-end 2003. Your response did not specifically address this question. We repeat our prior comment 6.

Employment Agreements, page 208

8. Here you state that your officers are eligible for a "target bonus". Amend your future documents to disclose whether you compensate any of your employees on a basis that considers your disclosed proved reserves or "reserve targets". If so, discuss the significant details of these arrangements.

Closing Comments

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct questions regarding engineering issues and related disclosures to Ronald Winfrey at (202) 942-1778. In his absence, please contact the undersigned at (202) 942-1900.


							Sincerely,


							H. Christopher Owings
							Assistant Director

cc:  Robyn Manuel/AD2
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El Paso Corporation
January 11, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE